

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2013

<u>Via E-mail</u>
Paul Marciano
Chief Executive Officer
Guess?, Inc.
1444 South Alameda Street
Los Angeles, CA 90021

      Re: Guess?, Inc.
              Form 10-K for the Fiscal Year Ended February 2, 2013
              Filed April 1, 2013
              File No. 001-11893

Dear Mr. Marciano:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                       Sincerely,

                                       /s/Tia L. Jenkins

                                       Tia L. Jenkins
                                       Senior Assistant Chief Accountant
                                         Office of Beverages, Apparel, and
                                         Mining